OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Yonduur, Inc

8 The Green #A
Dover, DE 19901

www.Yonduur.com

6666 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 66,666 shares of Class B non-voting common stock ($99,999.00)

Minimum 6,666 shares of Class B non-voting common stock ($9,999.00)

Company	Yonduur
Corporate Address	8 The Green #A, Dover, DE 19901
Description of Business	Yonduur is an online marketplace specializing in Brand registered excess inventory and overstocks.
Type of Security Offered	Shares
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$150.00

Perks

$150 — If you invest $150, you will receive 10% off of your 1st purchase from Yonduur.com.

$500 — If you invest $500, you will receive 25% off of your 1st purchase from Yonduur.com.

$1,000 — If you invest $1,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 1 year.

$10,000 — If you invest $10,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 3 years.

$50,000 — If you invest $50,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 5 years.

$100,000 — If you invest $100,000, you will receive 50% off of your 1st purchase from Yonduur.com and Platinum VIP status for life.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Yonduur is the first marketplace of its kind specializing exclusively in brand registered overstocks, excess inventory, closeouts and samples and offering them directly to the End Consumer, Distributors, Retailers, Wholesalers and Charities all at the same time on the same platform at the lowest price on the exact same item. There are other sites out there that handle overstocks and liquidating inventory but none of them do what Yonduur can do. There are sites that are essentially the last step before throwing goods in the trash or giving them away to sites that have prices that are not the lowest price for the consumer. There is no other site that specializes in excess inventory while allowing the brand so many options to maximize the revenue of their excess inventory while minimizing the aggravation and expense of continually handling these goods. It is a robust experience for the shopper and a multi-tiered way for brands to move excess inventory and benefit their bottom line. There is competition in the ecommerce space for closeouts and overstocks but none of them are similar to Yonduur's business model.

Liquidation.com only sells "Lots" and is basically the last step before the goods get donated or trashed. The amount paid for these "Lots" is extremely low and require the additional handling of products which increases the cost to move these goods. In most instances, it is more beneficial to move these goods to jobbers as the cost and use of resources is less with a jobber. Another established competitor is Overstock.com. Overstock.com does not reflect the pricing of true overstocks and closeouts and their process is tedious, requiring significant additional resources to get approved, get the goods loaded and managed and then dropshipping the goods. The goods continue to take up space in the manufacturers facility and continue to utilize the resources of the brand.

Yonduur removes all of this with its load it, ship it and forget it method. Once the brand is accepted to Yonduur, they upload their inventory and ship the goods to our warehouses. We intake their goods and verify the inventory that was submitted. The goods are moved (sold or donated) through the Yonduur platform and Yonduur warehouse. The brand receives payments to their account monthly and can check the status of their inventory and financials in their online portal anytime they want. The brand will be notified with an alert at the 3 - 3 1/2 month point of any goods that are still unsold. The brand can choose to run a flash sale, make an offer to a distributor or donate to any number of charities on Yonduur. The brand can also at this point ask to have the goods returned to them or keep them in the Yonduur warehouse and keep selling.

The benefit with Yonduur is the ability to move the goods across many types of buyers and charities while providing a greater financial benefit to the brand. There is no other platform that does what Yonduur does. In addition, Yonduur only allows brands to sell their own closeout and overstock goods and they are required to sell them at the best price anywhere for the exact item. This provides the customer with the assurance that all goods are authentic and they are getting the best price.

For more information please see Appendix C.

The team

Officers and directors

Deanna Hodges	President

Deanna Hodges
Deanna Hodges is a seasoned fashion executive and author with over 29 years in pivotal roles in the fashion industry. Designer and manufacturer of eponymous labels Hodges Collection, Hodges at Home as well as Etoix and many private label brands, Hodges brings fashion to the masses. She is also the founder and President of Yonduur.com ecommerce marketplace that specializes exclusively in overstocks, excess inventory and closeouts and has held this role since its inception in 2017. Her extensive experience in the fashion industry and her frustration with the constant issue of excess inventory led her to start a unique multi-tiered ecommerce platform that specializes in converting excess inventory into revenue for brands and manufacturers. In addition to serving as the President of Yonduur, Ms Hodges also serves as creative director, fashion stylist, fashion show producer, philanthropist and entrepreneur as well as fashion expert for the nationally syndicated radio show The Dorinda Clark Cole Show. Her book, Woman on Top, which is a guide for female entrepreneurs, is due out in 2017. In addition to growing and managing her expansive fashion and home goods empire and serving as President of Yonduur, Ms Hodges is an advocate for rescue animals and a committed supporter of the Los Angeles Mission and Working Wardrobes. Ms. Hodges holds a MBA as well as a Masters in International Business from Webster University, which were both earned with Honors. Ms. Hodges has also received Entrepreneur of the Year Award and is currently nominated for a Bibo Award.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Competition** There are several large competitors in the ecommerce space that have been in the space for many years and have significant brand recognition. The competitors in this space, while not operating under the same business model as Yonduur, are Amazon, Wal-Mart, Jet.com, eBay and others. these marketplaces are very well known and have a long-standing track record as well as name and brand recognition.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established ecommerce platforms who currently have a large audience and percentage of the market. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the ecommerce platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company in the early stages.** Yonduur is start-up and has no history or revenues to date. If you are investing in this company, it's because you think that Yonduur.com is a good idea and that we will be able to successfully market, promote and grow Yonduur.com and secure enough brands and shoppers so that the company will succeed. Further, we have not generated any revenue yet and have not turned a profit yet and there is no assurance that we will ever be profitable.
- **There is no guarantee that you can easily resell the securities.** There is no guarantee that you can easily resell the securities as Yonduur is a start-up and there may not be a market for the securities now or at a future date. The Company's most valuable assets include its intellectual property, Internet domain names, trade secrets, website and experience and insight of the founder. There is no intellectual property that can be patented.
- **Our financial review includes a going concern note as we are a new company.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time as capital is required to grow the business.
- **Any valuation at this stage is purely speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security and believe in the future of this company. If you do not feel confident that you can make that call then don't invest. Only invest if you truly believe in the company, its leadership and its concept.
- **Our business projections are only estimates and forecasts.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) to that there will be

sufficient traffic and sales on Yonduur. Yonduur is a start-up and has a long way to go to take the market share necessary to be a successful and viable business.

- **Startup** Yonduur is a start up and has no proven track record as an ecommerce site. It is new and faces very strong competition from large established ecommerce sites. There can be no assurance that it will be profitable or survive against the competition.
- **Need for capital** Yonduur will require a large amount of capital to gain traction in the marketplace and to build the necessary infrastructure. It is very likely that the company will need several rounds of capital in order to grow at the necessary pace. The capital needs are in the areas of marketing, logistics, website and mobile app maintenance and security as well as administrative costs.
- **Founder involement with other companies** The founder is involved with other companies that she owns. This involvement with her other companies is what lead to the development of Yonduur but it also means that focus will need to be given to the other companies at times and could cause her to have to divide her focus. Yonduur will require a lot of time and energy to grow.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Deanna Hodges, 100.0% ownership, Class A Voting Common Stock

Classes of securities

- Class B Non-Voting Common Stock: 0

Voting Rights *(of this security)*

The holders of shares of the Company's Class B non-voting common stock ("Non-Voting Common Stock") are not entitled to vote on all matters submitted to a vote of the shareholders. The holders of Non-Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Non-Voting Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Non-Voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

Some rights, preferences and privileges of the holders of the company's Class B Non-Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Voting Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

Voting Rights *(of this security)*

The holders of shares of the Company's Preferred Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Preferred Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Preferred Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Preferred Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and in preference to any then outstanding common stock.

Rights and Preferences

Some rights, preferences and privileges of the holders of the company's Preferred Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Voting Common Shares, Class B Non-Voting Common Shares, and any additional classes of preferred stock that we may designate in the future.

- Class A Voting Common Stock: 0

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Voting Common Stock ("Voting Common Stock" the "Common Stock") are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

Some rights, preferences and privileges of the holders of the company's Class A Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Class B Non-voting common stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder of Class A Voting common stock or Class B Non-voting common stock, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-04-07.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of our mobile app and intensive security testing of the website, which we do not anticipate being completed until June 30, 2017. The website is now live and in the testing phase so there will be no revenues generated via the website until all testing is completed and all security is proven to be secure to keep all of our users info safe. The app is in the early stages of being built and will also go through very intense testing to make sure security is never an issue with Yonduur and that the customer experience is exceptional. The user experience and security are our top priorities and we will continually test the website and the app to make sure our customers have an exceptional experience and are completely secure using our platforms. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The company is investing for continued growth of the brand and is currently generating sizeable net income losses as a result. Major expenditures at this point are website and app development and testing, warehousing and shipping expenses and marketing activities. Management currently forecasts 2017, 2018 and 2019 revenue of $500,000, $2 million and $10 million, respectively, and believes the company will generate positive net income beginning in 2019. These goals will be achieved through a targeted marketing campaign, our founders contacts and experience in the apparel and manufacturing sectors as well as strategic alliances with various strategic partners such as magazines and other media as well as other. We will attend major trade shows for apparel, accessories, shoes and home goods so we can reach the brands directly one on one. We will also implement a business development and marketing position that will be responsible for outreach to these areas as well as toys and electronics and other categories. Our goal is to become the "Go To" place for brands to move their closeouts, overstocks and excess inventory. This will bring us to our goals but will initially put us in a net income loss position for the first few years.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. As a start-up, the company will require additional funding to create and implement a targeted marketing campaign and negotiate strategic alliances with various strategic partners such as magazines and other media and handle all warehousing and shipping activities. The proceeds from this offering will allow Yonduur to invest in warehousing and logistics, marketing/strategic alliances as well as administrative costs associated with running the business. The proceeds from this offering, along with other sources of capital is necessary for the viability of the business. For the forseeable future Yonduur will utilize third party fulfillment warehousing in order to minimize costs and administrative efforts. We will be able to capitalize on the synergies that a third party fulfillment center would offer us. We will attend major trade shows across the US for apparel, accessories, shoes, home goods, electronics, toys and others so we can reach the brands directly one on one and share Yonduur face to face with the brands directly. We will also implement a business development and marketing position that will be responsible for outreach to these areas as well as other categories as required. Our goal is to become the "Go To" place for brands to move their closeouts, overstocks and excess inventory. This will bring us to our goals but will require additional sources of capital as we get closer to our goals and as Yonduur grows. The length of time that we anticipate that the company will utilize the proceeds from this offering is dependent on the amount of capital raised. Our goal is to conduct business in a manner that will allow us to operate a minimum of 1 year with the proceeds from the offering. Additional sources of capital will be sought in the future in the form of bank loans, line of credit and venture capital.

Indebtedness

The company has no outstanding indebtedness. All activities and expenses have been paid for by the founder and there is no outstanding debt at this time.

Recent offerings of securities

None

Valuation

$10,000,000.00

The Company has not undertaken an independent valuation of the Company. The price of the common stock in this offering reflects the opinion of the Board of Directors of the Company as to the current fair market value of the Company. The value of the Company's common stock depends on several factors including the successful growth of the ecommerce platform, Yonduur.com and the launch of the Yonduur mobile app.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,999	$99,999
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$[599.94]	$[5,999.94]
Professional Fees	$0	$0
Net Proceeds	$9,399.06	$93,999.06
Use of Net Proceeds:		
R& D & Production		

Marketing	$3,400	$45,000
Working Capital	$2,500	$21,000
Legal and Accounting	$499.06	$2,999.06
Site and Mobile App Maintenance	$3,000	$25,000
Total Use of Net Proceeds	$9,399.06	$93,999.06

We are seeking to raise a minimum of $9,999 (target amount) and up to $99,999 in this offering through Regulation Crowdfunding. We plan to use the net proceeds over the course of that time as follows:

* Marketing activities including salary for a Business Development and Marketing Specialist

* Warehousing space and staff

* Updates and upgrades to site and site maintenance

* Updates and upgrades to Mobile Platform/Mobile App

* Constant Security tests and upgrades to security of website and Mobile App

None of the proceeds will be used to pay off previous debts.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self or other workers; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual report

The company will make annual reports available on its website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW
FOR Yonduur, Inc

[See attached]

Financial Signature Page

I, Deanna Hodges, the President of Yonduur, Inc, hereby certify that the financial statements of Yonduur, Inc and notes thereto for the period starting April 7, 2017 included in this Form C offering statement are true and complete in all material respects. IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4th Day of May 2017.

(Signature)

President (Title)

May 4, 2017 (Date)

YONDUUR, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD
STARTING 04/07/2017

YONDUUR, INC
Index to Financial Statements
(unaudited)

Pages

YONDUUR, INC
BALANCE SHEETS
As of April 7, 2017
(unaudited)

2017	
Assets	
Current assets	
Cash	$0.00
Current Assets	$0.00
Total Assets	$0.00
Liabilities and Stockholders' Equity	
Total Liabilities	$0.00
Commitments and contingencies	
Stockholders' equity	
Common Stock, par value $0.001 3,000,000 shares authorized: 0 issued and 3,000,000 outstanding, as of 04/07/2017	
Accumulated deficit	$0.00
Total Stockholders' equity	$0.00
Total Liabilities and stockholders' equity	$0.00

YONDUUR, INC
STATEMENTS OF OPERATIONS
PROFIT AND LOSS STATEMENT
AS OF APRIL 7, 2017
(unaudited)

2017 PROFIT AND LOSS STATEMENT - YONDUUR, INC

Revenue	**JAN**	**FEB**	**MAR**	**APR**	**MAY**	**JUN**	**JUL**	**AUG**	**SEP**	**OCT**	**NOV**	**DEC**	**YTD**
Sales				$0									$0
Sales Returns (Reduction)				$0									0
Sales Discounts (Reduction)				$0									0
Other Revenue 1				$0									0
Other Revenue 2				$0									0
Other Revenue 3				$0									0
Net Sales				$0									**0**
Cost of Goods Sold				$0									0

Expenses	**JAN**	**FEB**	**MAR**	**APR**	**MAY**	**JUN**	**JUL**	**AUG**	**SEP**	**OCT**	**NOV**	**DEC**	**YTD**
Salaries & Wages				$0									$0
Depreciation				$0									0
Rent				$0									0
Office Supplies				$0									0
Utilities				$0									0
Telephone				$0									0
Insurance				$0									0
Travel				$0									0
Maintenance				$0									0
Advertising				$0									0
Other 1				$0									0
Other 2				$0									0
Other 3				$0									0
Income From Operations													**0**
Interest Income (Expense)				$0									0
Income Before Income Taxes				$0									**0**
Income Tax Expense				$0									0

YONDUUR, INC
STATEMENTS OF STOCKHOLDERS' EQUITY AS OF APRIL 7, 2017
(unaudited)

YONDUUR, INC

Statement of Stockholders' Equity

For the Period Starting April 7, 2017

	Common Stock, $0.001 Par	Paid-In Capital in Excess of Par	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance on January 1	0	0	0	0	0
Issued Shares for Cash	0	0	0	0	0
Purchase of treasury Stock	0	0	0	0	0
Net Income	0	0	0	0	0
Cash Dividends	0	0	0	0	0
Stock Dividends	0	0	0	0	0
Balance	0	0	0	0	0

YONDUUR, INC
STATEMENTS OF CASH FLOWS
AS OF APRIL 7, 2017
(unaudited)

Cash Flow Statement - YONDUUR, INC

Fiscal year begins: 04/07/2017	JAN 01	FEB 01	MAR 01	APR 01	MAY 01	JUN 01	JUL 01	AUG 01	SEP 01	OCT 01	NOV 01	DEC 01	**Total** Item EST
Cash on Hand (beginning of month)				0									0
Cash Receipts													
Cash Sales				0									0
Collections from CR accounts				0									0
Loan/other cash injections				0									0
Total				0									0
Total Cash Available (before cash out)	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash Paid Out													
Purchases (merchandise)				0									0
Purchases (specify)				0									0
Purchases (specify)				0									0
Gross wages (exact withdrawal)				0									0
Payroll expenses (taxes, etc.)				0									0
Outside services				0									0
Supplies (office & operations)				0									0
Repairs & maintenance				0									0
Advertising				0									0
Car, delivery & travel				0									0
Accounting & legal				0									0
Rent				0									0
Telephone				0									0
Utilities				0									0
Insurance				0									0
Taxes (real estate, etc.)				0									0
Interest				0									0
Other expenses (specify)				0									0
Other (specify)				0									0
Other (specify)				0									0

Miscellaneous				0									0
Total				0									0
Cash Paid Out (Non P&L)													
Loan principal payment				0									0
Capital purchase (specify)				0									0
Other startup costs				0									0
Reserve and/or escrow				0									0
Owners' withdrawal				0									0
Total				0									0
Total Cash Paid Out	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash Position (end of month)	0	0	0	0	0	0	0	0	0	0	0	0	0

NOTE 1 – NATURE OF OPERATIONS

YONDUUR, INC. was formed on 04/07/2017 ("Inception") in the State of DE. The balance sheets of YONDUUR, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP")..

YONDUUR, INC is an ecommerce platform that specializes exclusively in the sale of new brand registered closeouts, overstocks and excess inventory. Items sold on Yonduur, Inc. are required to be, and are certified by the brand, as true closeouts and overstocks and are the lowest price for the exact same items anywhere available to the general public. Yonduur, Inc. will warehouse the overstocks, sell them online on Yonduur.com, process the inventory, ship to customer and reconcile all payments to the Brand for goods sold. Yondurr, Inc. will collect a monthly fee from the brands as well as a commission on all sold goods and a warehousing from to the brand. Yonduur.com allows the brands closeouts and overstocks to be sold directly to the customer, to distributors and agents and retailers as well as be donated to charity through the Yonduur.com platform.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and Operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: economic downturn, failure of the business to gain market share and other adverse market conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

- We will compete with larger, established ecommerce platforms who currently have a large audience and percentage of the market. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the ecommerce platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- Yonduur is start-up and has no history or revenues to date. If you are investing in this company, it's because you think that Yonduur.com is a good idea and that we will be able to successfully market, promote and grow Yonduur.com and secure enough brands and shoppers so that the company will succeed. Further, we have not generated any revenue yet and have not turned a profit yet and there is no assurance that we will ever be profitable.
- There is no guarantee that you can easily resell the securities as Yonduur is a start-up and there may not be a market for the securities now or at a future date. The Company's most valuable assets include its intellectual property, Internet domain names, trade secrets, website and experience and insight of the founder. There is no intellectual property that can be patented.
- Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time as capital is required to grow the business.
- No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security and believe in the future of this company. If you do not feel confident that you can make that call then don't invest. Only invest if you truly believe in the company, its leadership and its concept.
- Our business projections are only estimates and forecasts. There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) to that there will be sufficient traffic and sales on Yonduur. Yonduur is a start-up and has a long way to go to take the market share necessary to be a successful and viable business.
- Yonduur will require a large amount of capital to gain traction in the marketplace and to build the necessary infrastructure. It is very likely that the company will need several rounds of capital in order to grow at the necessary pace. The capital needs are in the areas of marketing, logistics, website and mobile app maintenance and security as well as administrative costs.
- The founder is involved with other companies that she owns. This involvement with her other companies is what lead to the development of Yonduur but it also means that focus will need to be given to the other companies at times and could cause her to have to divide her focus. Yonduur will require a lot of time and energy to grow.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Yonduur ecommerce transactions when (a) pervasive evidence that an

agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – DEBT

The company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock (Non-Voting)
We have authorized the issuance of 4 million shares of our non-voting common stock (2 million shares Class A non-voting common stock and 2 million shares Class B non-voting common stock) with par value of $0.001.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after April 7, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Deanna Hodges,
President
Yonduur,Inc.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments Edit My Campaign Meagan H.

Yonduur is pending **StartEngine Approval.**


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Yonduur

Online marketplace for excess inventory

Small OPO · Dover, DE · E-Commerce
Accepting International Investment

Overview Team Terms Updates Comments Share





The First Real Solution To Every Manufacturer's Inventory Nightmare

Invest in Yonduur

Yonduur is a new ecommerce platform that is an new model and alternative method for brands to move their excess inventory, overstocks, closeouts and samples/prototypes through multiple channels simultaneously. We give the brands, charities, shoppers and wholesalers/resellers/agents a direct line to each other, making it easier and more efficient to move goods across several channels while adding value to all parties.

Yonduur is a new way to shop and find the best deals anywhere online. All items on Yonduur are brand registered, which means that they are all direct from the brand, so the shoppers know that what they are buying is authentic. All items on Yonduur are overstocks and excess inventory so the brands are able to move excess goods out of their space quickly and with very little resources and the individual shopper is getting a great deal on branded items.

Yonduur founder, Deanna Hodges has spent 29 years in the apparel industry and has tried every method imaginable to move closeouts, overstocks, excess inventory and samples. Her frustration with how to monetize these goods without allocating additional resources and funds to manage them inspired her to create a new way to handle the issue of excess inventory. This is a problem that all mass manufacturers face every day.

"Prior to Yonduur there was really no good way for brands to move their excess goods quickly and efficiently without practically giving them away or without utilizing additional resources to manage the goods. Yonduur offers the brands a platform to move those goods in a wide variety of ways, which is much more positive for their bottom lines and their brand recognition. Yonduur is the future of online shopping and will become the new normal for brands to move their excess inventory."

Yonduur Founder - ***Deanna Hodges***


Yonduur
Featured Product
83% OFF
60% OFF
62% OFF
79% OFF


GLOBAL VIEW
2017
$399b
26.7% Overall Growth Rate
10%
EU
$379b
24.5% Overall Growth Rate
15%
US
APAC
$457b
30.6% Overall Growth Rate
20%
LATAM
$220b
14.7% Overall Growth Rate
30%
ROW
$38b
2.5% Overall Growth Rate
20%
Source: Forrester and ChannelAdvisor Estimates



Investment

$1.50/share | When you invest you are betting the company's future value will exceed $10M.

Perks

$150 — If you invest $150, you will receive 10% off of your 1st purchase from Yonduur.com.

$500 — If you invest $500, you will receive 25% off of your 1st purchase from Yonduur.com.

$1,000 — If you invest $1,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 1 year.

$10,000 — If you invest $10,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 3 years.

$50,000 — If you invest $50,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 5 years.

$100,000 — If you invest $100,000, you will receive 50% off of your 1st purchase from Yonduur.com and Platinum VIP status for life.

Yonduur is dedicated to providing a solution for brands to monetize excess inventory in the most effective and efficient way.

We're Solving The Inventory Nightmare

Traditionally, brands move excess inventory through jobbers, brokers, sample sales, etc. All of these methods are great except they bring in very little money to the brand and give them no access at all to the end user. These methods that many brands use today are just one step above giving the goods away. Yonduur is changing that by taking these goods into our warehouses, which allows the brands to get the goods out of their space and "forget about them" while Yonduur sells the goods and deposits the proceeds into the brands account every month. This is a big win for the brands as they have moved the goods out of their space so that they can move new goods in and they do not spend any more money, time or other resources managing and handling these goods. The brands also have the possibility of making quite a bit more money for these goods than they would have made if they sold them to a jobber or at a sample sale.

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What We've Accomplished So Far

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- Yonduur.com launched in early 2017. We have developed a very robust online marketplace that specializes in helping brands move excess inventory in an effective and efficient manner while turning those goods into revenue.
- With the experience and connections of the founder, Yonduur has reached out to over 3,000 brands to become a part of the Yonduur platform.
- The website is being updated daily with new brands and updated capabilities.
- In addition to helping the brands move excess inventory efficiently and without the use and expense of additional resources, Yonduur gives the individual shopper access to branded goods at the best prices anywhere.

The next steps for Yonduur are:

- Grow our warehousing and warehouse staff so that we can more effectively and efficiently manage inventory and allow more brands to move excess inventory out of their space an into ours. Currently, Yonduur leases space in an existing fulfillment warehouse. We will continue to utilize third party warehousing but will move to a larger warehousing facility with greater capabilities for managing larger amounts of inventory until it is necessary to open our own facilities and hire our own staff.
- Build and launch a robust App for Yonduur.
- Offer Yonduur to more brands.
- Launch a marketing campaign that will include commercials, social media marketing and other alternative marketing methods

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What Makes Yonduur Different

Yonduur is a marketplace exclusively for brand registered items and exclusively sells overstocks, excess inventory, closeouts and samples/prototypes. Yonduur is different than any other marketplace in many ways:

How is Yonduur Different?



Branded Excess Inventory
Individual Shopper (B2C) Purchases 1 + Pieces
Agent, Distributor, Retailer (B2B) Purchases in bulk ("Lots")
Charity Accepts and lobbies for donated goods

Yonduur allows brands to move their excess inventory across multiple channels simultaneously with little to no effort on their part.



Brands can do all of this on Yonduur at the same time and then some
Selling Directly to Consumers
Brand / Manufacturer
Consumer / Shopper
Selling Through Retailers
Brand / Manufacturer
Retailer
Consumer / Shopper
Selling Through Wholesalers
Brand / Manufacturer
Wholesaler
Retailer
Consumer / Shopper



- All sellers are the brands themselves. This means all goods are authentic. For branded products, only verified brands are allowed to sell on Yonduur
- There are multiple avenues within Yonduur for brands to move their goods: direct to the end user/customer (B2C), to a distributor/agent/reseller/wholesaler (B2B), and to charity.
- Yonduur is an experience for the shopper offering a personalized calendar with reminders, a stylist, concierge services, VIP status, flash sales and more- not to mention, the lowest prices on the exact items guaranteed.
- Yonduur is a new way for brands to move their goods with minimal resource allocation while adding more revenue to their bottom line
- Yonduur allows the brands to move the goods into our warehouse facilities and basically "forget about them" They do not have to allocate any more resources to them or spend any more money housing or managing these goods- Yonduur handles all of that. Once they upload the goods onto the platform and ship them to our warehouse, they only need to sit back and collect the money from the sales. This also allows them to free up much needed warehouse space so they can bring in new goods.
- Yonduur has a charity component built in to the marketplace. If a brand decides to, they can donate some or all of their goods to any number of charities directly through the Yonduur platform. This has many benefits- it allows the brands to donate directly to charities in need, it allows the brands to "be done" with the goods once and for all, and it allows the brand to get a charitable tax write-off with very little effort or additional resources. It also has many benefits for the charity as it provides a direct line between the brands and the charities and minimizes administrative costs associated with traditional donations.

Yonduur is dedicated exclusively to Brand registered closeouts, overstocks, excess inventory and samples/prototypes. Items range from apparel and accessories to home goods to electronics to any other branded items with excess inventory. The sky is the limit as all mass manufacturers have excess inventory of some sort at all times and need to move them out of their space and convert them into cash with the least amount of effort. As new products come in the older products that have not sold need to be moved out and converted into as much cash and brand recognition for the brand as possible with as little effort and cost for the brand.



Our Market and Industry

Yonduur is a multi-tiered ecommerce marketplace platform selling overstocks, excess inventory, closeouts and samples/prototypes from many industries. Retail ecommerce sales worldwide account for 10% of all retail sales in 2017 which is $2.352 trillion. Retail ecommerce is expected to reach $4.058 trillion and account for 15% of all retail sales worldwide by 2020. Source Worldwide Retail Ecommerce Sales: The eMarketer Forecast and The United States Census Bureau via census.gov.

The volume of retail ecommerce sales combined with the volume of excess inventory that brands need to convert into revenue gives Yonduur a distinct advantage in ecommerce and creates a very unique niche market that has a tremendous revenue projections.


World's Largest B2C E-Commerce Markets
B2C e-commerce turnover in 2015 and 2016 (in billion U.S. dollars)
2015
2016*
China 766.5 975.0
United States 595.1 648.6
United Kingdom 174.2 192.5
Japan 114.4 124.4
France 71.9 79.1
Germany 66.2 74.1
South Korea 64.8 71.3
Canada 35.7 43.5
India 25.5 44.7
Russia 22.8 24.0
* Forecasts for 2016 made in September
Source: Ecommerce Europe
@StatistaCharts
statista


Retail e-commerce sales worldwide from 2014 to 2020 (in billion U.S. dollars)
5,000
4,000
3,000
2,000
1,000
0
1,336
1,548
1,915
2,352
2,860
3,418
4,058
2014
2015
2016
2017*
2018*
2019*
2020*
Source:
Additional Information:
statista


HAUTE
LIFE



Yonduur founder, **Deanna Hodges has spent 29 years in the apparel industry** in many different capacities. She has worked her way through many jobs in the fashion industry and started her own brand in 2005, designing and manufacturing all items in her collection. She has tried every method imaginable to move closeouts, overstocks, excess inventory and samples. Her frustration with how to monetize these goods without allocating additional resources and funds to manage them inspired her to create a new way to handle the issue that every single manufacturer faces - monetizing and handling excess inventory effectively and efficiently while protecting and expanding the brand and building an additional segment of brand followers with very little effort on the part of the brand.

Yonduur Was Born!

The concept for Yonduur was developed over many years. The concept as it is today was set in May 2016 and in December 2016 Yonduur.com was officially born. The site launched in Feb 2017 in Las Vegas.

December 2016

Yonduur Launches on StartEngine!

Yonduur seeks $100,000 from everyday investors and invites them to be a part of the Yonduur movement.

May 2017

March 2017

Yonduur and Hollywood Weekly Magazine Join Forces!

Yonduur forms a strategic partnership with Hollywood Weekly Magazine

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In the Press

HOLLYWOOD

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Meet the Founder



Deanna Hodges

President

Deanna Hodges is a seasoned fashion executive and author with over 29 years in pivotal roles in the fashion industry. Designer and manufacturer of eponymous labels Hodges Collection, Hodges at Home as well as Etoix and many private label brands, Hodges brings fashion to the masses. She is also the founder and President of Yonduur.com ecommerce marketplace that specializes exclusively in overstocks, excess inventory and closeouts and has held this role since its inception in 2017. Her extensive experience in the fashion industry and her frustration with the constant issue of excess inventory led her to start a unique multi-tiered ecommerce platform that specializes in converting excess inventory into revenue for brands and manufacturers. In addition to serving as the President of Yonduur, Ms Hodges also serves as creative director, fashion stylist, fashion show producer, philanthropist and entrepreneur as well as fashion expert for the nationally syndicated radio show The Dorinda Clark Cole Show. Her book, Woman on Top, which is a guide for female entrepreneurs, is due out in 2017. In addition to growing and managing her expansive fashion and home goods empire and serving as President of Yonduur, Ms Hodges is an advocate for rescue animals and a committed supporter of the Los Angeles Mission and Working Wardrobes. Ms. Hodges holds a MBA as well as a Masters in International Business from Webster University, which were both earned with Honors. Ms. Hodges has also received Entrepreneur of the Year Award and is currently nominated for a Bibo Award.

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Offering Summary

Maximum 66,666 shares of Class B non-voting common stock ($99,999.00)

Minimum 6,666 shares of Class B non-voting common stock ($9,999.00)

Company	Yonduur
Corporate Address	8 The Green #A, Dover, DE 19901
Description of Business	Yonduur is an online marketplace specializing in Brand registered excess inventory and overstocks.
Type of Security Offered	Shares
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$150.00

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Perks

$150 — If you invest $150, you will receive 10% off of your 1st purchase from Yonduur.com.

$500 — If you invest $500, you will receive 25% off of your 1st purchase from Yonduur.com.

$1,000 — If you invest $1,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 1 year.

$10,000 — If you invest $10,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 3 years.

$50,000 — If you invest $50,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 5 years.

$100,000 — If you invest $100,000, you will receive 50% off of your 1st purchase from Yonduur.com and Platinum VIP status for life.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self or other workers; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Welcome to Yonduur. One of the main issues in any manufacturing business in inventory management. Inventory piles up and ties up a company's resources and valuable warehouse space. Yonduur is here to help.

Yonduur is an entirely new model for online shopping. It's an ecommerce marketplace and is different than anything currently available. Yonduur is a multi tiered way for Brands to move Close Outs, over stocks and excess inventory regardless of the number of pieces. Yonduur enables brands to move excess inventory out of their warehouse and into Yonduur's allowing them to sell across multiple channels simultaneously while minimizing and even eliminating the costs associated with storing and handling these goods. Yonduur handles it all.

Brands can sell their excess inventory direct to consumers on an individual piece basis, to distributors, agents, and retailers in bulk and donate to charities all at the same time with very little effort on their part. Yonduur handles it all. Brands can turn their excess inventory into much needed cash for their business with Yonduur

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

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